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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ---------------
                                SCHEDULE 14D-1/A
                                (Amendment No. 4)
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                ---------------

                      Elsag Bailey Process Automation N.V.
                          Elsag Bailey Financing Trust
                            (Name of Subject Company)
                                ---------------

                           ABB Asea Brown Boveri Ltd.
                     ABB Transportation Participations B.V.
                                    (Bidders)
                                ---------------

                   Common Shares, par value NLG1.00 per share,
                     of Elsag Bailey Process Automation N.V.
            5-1/2% Convertible Trust Originated Preferred Securities
                        of Elsag Bailey Financing Trust
                         (Title of Class of Securities)
                                 ---------------

                         Common Shares:          N2925S101
                         Preferred Securities:   290205301
                                                 290205103
                                                 U28430202
                      (CUSIP Number of Class of Securities)
                                ---------------

                                 Beat Hess, Esq.
                           ABB Asea Brown Boveri Ltd.
                               Affolternstrasse 44
                                  P.O. Box 8131
                                 CH-8050 Zurich
                                   Switzerland
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)
                                ---------------

                                    Copy to:
                               Gregory Pryor, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200


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


     This Amendment No. 4 amends and  supplements  the Tender Offer Statement on
Schedule 14D-1 filed on October 20, 1998 (as amended and supplemented, the "Schedule 14D-1") relating to the offer by ABB Transportation Participations B.V., a corporation organized under the laws of The Netherlands (the "Purchaser") and a direct, wholly owned subsidiary of ABB Asea Brown Boveri Ltd., a corporation organized under the laws of Switzerland (the "Parent"), to purchase all outstanding (i) common shares, par value NLG 1.00 per share (the "Company Shares"), of Elsag Bailey Process Automation N.V., a corporation organized under the laws of The Netherlands (the "Company"), at a price of $39.30 per Company Share, net to the seller in cash, without interest thereon, and (ii) 5-1/2% Convertible Trust Originated Preferred Securities of Elsag Bailey Financing Trust guaranteed by the Company and convertible into Company Shares (the "Preferred Securities") at a price of $61.21 per Preferred Security, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 1998 (the "Offer to Purchase") and the related Letter of Transmittal.

Item 3.   Past Contacts, Transactions or Negotiations with the Subject Company.

Item 5.   Purpose of the Tender Offer and Plans or Proposals of the Bidder.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

Item 10.  Additional Information.

     Items 3(b), 5(c), 7 and 10(f) of the Schedule 14D-1 are hereby amended and supplemented as follows:

     On December 24, 1998, the Company distributed proxy materials for an Extraordinary General Meeting of Shareholders of the Company to be held on January 11, 1999. The purpose of the meeting is to consider the appointment as members constituting the entire Supervisory Board of the Company certain individuals proposed for such appointment by the Parent and the Purchaser subject to and effective upon the completion of the Offer. A copy of the proxy materials distributed to shareholders of the Company in connection with the meeting is filed herewith as Exhibit (a)(12) and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

     Item 11 of the Schedule 14D-1 is hereby amended and supplemented to add the following:

Exhibit No.            Description

Exhibit (a)(12)        Letter  to  Shareholders,  Notice  of  Meeting  and Proxy
                       Statement   for   Extraordinary    General   Meeting   of
                       Shareholders of Elsag Bailey Process Automation N.V., dated December 24, 1998.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 28, 1998               ABB ASEA BROWN BOVERI LTD.


                                        By:/s/ MATS SACKLEN
                                           -------------------------------------
                                           Name:   Mats Sacklen
                                           Title:  Vice President


                                        By:/s/ ERIC ELZVIK
                                           -------------------------------------
                                           Name:   Eric Elzvik
                                           Title:  Vice President





Dated:  December 28, 1998               ABB TRANSPORTATION PARTICIPATIONS B.V.


                                        By:/s/ J.A. DE RAAD
                                           -------------------------------------
                                           Name:   J.A. De Raad
                                           Title:  Managing Director


                                        By:/s/  BRIAN NORMAN VAN REIJN
                                           -------------------------------------
                                           Name:   Brian Norman van Reijn
                                           Title:  Managing Director

                                                               [Exhibit (a)(12)]

                      ELSAG BAILEY PROCESS AUTOMATION N.V.
                             Schiphol Boulevard 157
                           1118 BG Luchthaven Schiphol
                                 The Netherlands



                                                                          [Logo]



December 24, 1998

Dear Shareholder:

     You are cordially invited to attend the Extraordinary General Meeting of Shareholders (the "General Meeting") of Elsag Bailey Process Automation N.V., which will be held on January 11, 1999 at 11:00 a.m. (local time) at the Company's office located at Schiphol Boulevard 157, 1118 BG Luchthaven Schiphol, The Netherlands.

     The enclosed Notice and Proxy Statement contain complete information about matters to be considered at the General Meeting. We hope that you will be able to attend. If you plan to be present at the meeting, please send in the enclosed notification form by the date specified therein and an admission ticket will be sent to you. Only holders of admission tickets will be permitted to attend the General Meeting.

     Please complete, sign and return the enclosed proxy card promptly so that if you are unable to attend, your shares can nonetheless be represented and voted at the General Meeting.

                                       Sincerely,

                                       [Vincenzo Cannatelli's Signature]



                                        Vincenzo Cannatelli
                                        Managing Director and
                                        Chief Executive Officer


  Registered with the Chamber of Commerce of Amsterdam-Haarlem under No. 92.269

                      ELSAG BAILEY PROCESS AUTOMATION N.V.
                    Established at Amsterdam, The Netherlands

                                    NOTICE OF
                          EXTRAORDINARY GENERAL MEETING
                                 OF SHAREHOLDERS

Notice is hereby given of the Extraordinary General Meeting of Shareholders (the "General Meeting") of Elsag Bailey Process Automation N.V. (the "Company") which will be held on Monday, January 11, 1999 at 11:00 a.m. (local time) at the Company's office located at Schiphol Boulevard 157, 1118 BG Luchthaven Schiphol, The Netherlands.

The agenda for this General Meeting, including proposals made by the Management Board and Supervisory Board, is as follows:

     1.   Opening by the Chairman

     2. To determine, subject to and, if it has not yet occurred, effective immediately upon, the acceptance for payment by ABB Transportation Participations B.V. ("ABB") of the Company's common shares and/or preferred securities pursuant to ABB's tender offer of October 20, 1998, that in accordance with article 20.2 of the Company's Articles of Association the Supervisory Board shall consist of four (4) members

     3. Appointment of, subject to and, if it has not yet occurred, effective immediately upon, the acceptance for payment by ABB of the Company's common shares and/or preferred securities pursuant to ABB's tender offer of October 20, 1998, four members to the Supervisory Board pursuant to the nominations made by the Supervisory Board

     4.   Questions

     5.   Adjournment

Pursuant to the Company's Articles of Association and Netherlands law, copies of the agenda and list of nominees for the vacancies in the Supervisory Board are open for inspection by registered shareholders and other persons entitled to attend meetings of shareholders at the offices of the Company at Schiphol Boulevard 157, 1118 BG Luchthaven Schiphol, The Netherlands, at the ABN AMRO Bank N.V. at Foppingadreef 22, 1102 BS Amsterdam, The Netherlands (attention:
Mr. G. Nentjes, New Issues AA4240) and at the office of The Bank of New York at 101 Barclay Street, New York, NY 10286, U.S.A. (attention: Mr. Jeffrey D. Grosse), from the date hereof until the close of the General Meeting.

Registered shareholders wishing to exercise their shareholder rights, either in person or by proxy, must notify the Company of their intention to do so no later than January 4, 1999, using the enclosed notification form or proxy card, as applicable. Notification must be received by 5 p.m. (New York time) on January 4, 1999, at the office of The Bank of New York (attention: Mr. Jeffrey D. Grosse) at 101 Barclay Street, New York, NY 10286, U.S.A. Registered shareholders may only exercise their shareholder rights for the shares registered in their name both on January 4, 1999 and on the day of the General Meeting. The holders of Type II shares (evidenced by share certificates) as referred to in article 5.2 of the Company's Articles of Association, shall state the serial numbers of their share certificates when notifying the Company.

The Company will send an admission ticket to registered shareholders that have properly notified the Company of their intention to attend the General Meeting.


                                           The Management Board
                                           December 24, 1998

EACH SHAREHOLDER IS URGED TO MARK, SIGN AND RETURN PROMPTLY THE ACCOMPANYING PROXY CARD IN THE ENCLOSED RETURN ENVELOPE. IN THE EVENT A SHAREHOLDER DESIRES TO ATTEND THE GENERAL MEETING, HE OR SHE MUST RETURN THE ENCLOSED NOTIFICATION FORM TO RECEIVE AN ADMISSION TICKET FROM THE COMPANY.

                      ELSAG BAILEY PROCESS AUTOMATION N.V.
                             Schiphol Boulevard 157
                           1118 BG Luchthaven Schiphol
                                 The Netherlands
                   (Registered with the Chamber of Commerce at
              Amsterdam-Haarlem, The Netherlands under No. 92.269)


                                 PROXY STATEMENT
                          EXTRAORDINARY GENERAL MEETING
                                 OF SHAREHOLDERS
                         To be held on January 11, 1999


This Proxy Statement is being provided to shareholders of Elsag Bailey Process Automation N.V., a Netherlands corporation (the "Company"), in connection with the solicitation of proxies in the form enclosed herewith for use at an Extraordinary General Meeting of Shareholders of the Company (the "General Meeting) to be held on January 11, 1999, at the times and for the purposes set forth in the Notice of Extraordinary General Meeting of Shareholders or at any adjournment thereof. A copy of the Notice of Extraordinary General Meeting of Shareholders (which contains the agenda for the General Meeting) accompanies this Proxy Statement.

Pursuant to the Company's Articles of Association and Netherlands law, copies of the agenda are open for inspection by registered shareholders and other persons entitled to attend meetings of shareholders at the office of the Company set forth above and the other locations specified in the Notice of Extraordinary General Meeting of Shareholders, from the date hereof until the close of the General Meeting.

Because the Company is a "foreign private issuer," the solicitation of proxies for use at the General Meeting is not subject to the proxy rules contained in Regulation 14A promulgated under the United States Securities Exchange Act of 1934, as amended.

The cost of the solicitation will be borne by the Company. The Company will reimburse brokerage firms, fiduciaries and custodians for their reasonable expenses in forwarding the solicitation material to the beneficial owners. The Company will cause this Proxy Statement, the notification form and the form of proxy to be mailed to shareholders on or about December 24, 1998.

This solicitation is being undertaken by the Company pursuant to the transactions described in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the United States Securities and Exchange Commission on October 20, 1998, as amended, including without limitation the exhibits thereto (the "Schedule 14D-9"), at the request of ABB Transportation Participations B.V. ("ABB"). ABB has informed the Company that the individuals identified in Item Three below are its nominees for the Supervisory Board of the Company. The information about the nominees set forth in Item Three below has been furnished to the Company by ABB and/or its affiliates, and the Company assumes no responsibility for the accuracy or completeness of such information.

         Voting Procedure

In order to attend, address and vote at the General Meeting, registered holders of common shares, par value NLG1.00 per share, of the Company (the "Company Shares") must advise the Company in writing, in accordance with the procedures stated in the Notice of Extraordinary General Meeting of Shareholders, of their intention to attend the General Meeting. Pursuant to the Company's Articles of Association, registered shareholders may only exercise their shareholder rights for those Company Shares registered in their name both on January 4, 1998 and on the day of the General Meeting.

It is noted that all items set forth in the agenda were proposed by the Management Board and approved by the Supervisory Board.

At the close of business on December 1, 1998, there were 29,201,981 Company Shares issued and outstanding. On that date, Finmeccanica S.p.A., an Italian corporation ("Finmeccanica"), owned directly (and indirectly through a subsidiary) 17,813,527 Company Shares or approximately 61% of the total issued and outstanding Company Shares. A special purpose business trust organized by the Company (the "Financing Trust") sold 5-1/2% Trust Originated Preferred Securities ("Preferred Securities") in December 1995 and January 1996. The 5,740,000 Preferred Securities issued by the Financing Trust are convertible into Company Shares at the initial conversion rate of 1.5576 Company Shares per Preferred Security. Of the 5,740,000 issued Preferred Securities, 1,600,000 are owned by Finmeccanica indirectly through a subsidiary. Prior to their conversion into Company Shares, the Preferred Securities do not have any voting rights at general meetings of the shareholders of the Company. As of December 1, 1998, none of the Preferred Securities had been converted into Company Shares. The Company owns all of the issued common securities of the Financing Trust.

A registered holder of Company Shares may cast one vote per share at the General Meeting. In accordance with articles 31.1, 39.2 and 39.3 of the Company's Articles of Association, no quorum requirement is applicable at the General Meeting. Proposals by the Supervisory Board or the Management Board of the Company shall be validly adopted upon the approval of an absolute majority of the votes cast at the General Meeting.

Company Shares cannot be voted at the General Meeting unless the registered holder is present in person or is represented by a written proxy. The Company is incorporated in The Netherlands and, as required by the laws thereof and the Company's Articles of Association, the General Meeting must be held in The Netherlands. Registered shareholders can indicate on the enclosed notification form whether they intend to attend the General Meeting in person. Such shareholders will be sent an admission ticket. For those registered shareholders who are unable to attend the General Meeting in person, the enclosed proxy card naming Messrs. Vincenzo Cannatelli, Mark Santo and Jean-Paul Marie as proxyholders is a means by which such registered shareholders may authorize the voting of Company Shares at the General Meeting. If the proxy in the enclosed form is duly executed and returned in accordance with the procedure specified in the Notice of Extraordinary General Meeting of Shareholders, all Company Shares represented thereby will be voted, and, where specification is made by the holder of Company Shares on the form of proxy, will be voted by the proxyholders in accordance with such specification. If no specification is made in the proxy, the proxy will be voted by the proxyholders FOR setting the membership number of the Supervisory Board at four members (with respect to Item Two of the agenda) and FOR Messrs. Leffler, Storck, van Reijn, and Lipsanen respectively (with respect to Item Three of the agenda).

In the event a registered shareholder wishes to use any other form of proxy, such proxy shall be voted in accordance with the specification given therein, provided that (i) such shareholder has notified the Company on or prior to January 4, 1999, of his/her intention to attend the General Meeting and to exercise his/her shareholder rights and has received an admission ticket from the Company, (ii) such proxy states the number of registered Company Shares held by such shareholder, (iii) the Company Shares for which the proxy is given are registered in the name of the shareholder both on January 4, 1999 and on the date of the General Meeting, and (iv) such proxy enables the person named therein to vote the Company Shares represented thereby in the affirmative, the negative or to abstain from voting, as applicable. The proxyholder shall present the duly executed proxy together with the admission ticket referred to above to obtain admission to the General Meeting and exercise the shareholder rights represented by such proxy.

Any person who has executed and delivered a proxy to the Company and who subsequently wishes to revoke such proxy may do so by delivering a subsequently dated proxy or by giving written notice of revocation, which in each case must be received by The Bank of New York, 101 Barclay Street, New York, New York 10286, U.S.A. (attention: Mr. Jeffrey D. Grosse) on or before 5 p.m. (New York time), on January 4, 1999.


                                    ITEM TWO:
                    DETERMINATION THAT THE SUPERVISORY BOARD
                          SHALL CONSIST OF FOUR MEMBERS

Under article 20.1 of the Company's Articles of Association the Supervisory Board shall consist of at least four and no more than eleven members. Pursuant to article 20.2 of the Company's Articles of Association, subject to the minimum number specified in article 20.1, the number of members of the Supervisory Board shall be decided by a general meeting of shareholders.

The Management Board and Supervisory Board agree that the Supervisory Board shall consist of four members and therefore recommend a vote to set the membership number of the Supervisory Board at four members, subject to and, if it has not yet occurred, effective immediately upon, the acceptance for payment by ABB of the Company Shares and/or Preferred Securities pursuant to ABB's tender offer of October 20, 1998.


                                   ITEM THREE:
                           APPOINTMENT OF FOUR MEMBERS
                            OF THE SUPERVISORY BOARD

In accordance with article 20.3 of the Company's Articles of Association the Supervisory Board nominates in order of preference by vacancy the following persons for appointment as members of the Supervisory Board subject to and, if it has not yet occurred, effective immediately upon, the acceptance for payment by ABB of the Company's Shares and/or Preferred Securities pursuant to ABB's tender offer of October 20, 1998. All current members of the Supervisory Board will resign subject to and, if it has not yet occurred, effective immediately upon, the acceptance for payment by ABB of the Company Shares and/or Preferred Securities pursuant to ABB's tender offer of October 20, 1998.

Finmeccanica, as holder of a majority of the total and outstanding Company Shares, is obligated under the terms of the Shareholder's Agreement between ABB and Finmeccanica dated October 14, 1998, and has agreed to vote all of its Company Shares in favor of the first preference nominees set forth below.

The name, age, business address, present principal occupation or employment and five-year employment history of each nominee to the Supervisory Board are set forth below.

                             ITEM THREE - VACANCY 1

The two nominees for the first vacancy on the Supervisory Board, as nominated by the Supervisory Board, are as follows and are listed in the order of preference indicated by the Supervisory Board in its resolution approving the nominations:

First Preference: Nils Leffler (age 53) (c/o ABB Asea Brown Boveri Ltd., P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland, Telephone:
41-1-317-7111); Business Development Manager, Automation Segment of ABB Asea Brown Boveri Ltd. (the "Parent") from September 1, 1998 to present; Business Unit Manager in Business Area Automation and Drives, Industrial and Building Segment of the Parent from 1994 to 1998; President, ABB Industrial Systems, Inc., USA from 1992 to 1994. Mr. Leffler serves on the boards of ABB Flakt Industri AB, (Vaxjo, Sweden), ABB Industrial Systems Ltd. (Dundalk, Ireland) and ABB Industrial Systems Ltd. (Stevenage, Great Britain).

Second Preference: Dr. Beat Hess (age 49) (c/o ABB Asea Brown Boveri Ltd., P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland, Telephone:
41-1-317-7111); General Counsel of the Parent from January 1988 to present; Mr. Hess serves on the boards of ABB Handels-und Verwaltungs AG (Zurich, Switzerland), ABB Industrial and Building Systems Management Ltd. (Zurich, Switzerland), Asea Brown Boveri Europe Ltd. (Brussels, Belgium), Asea Brown Boveri AG (Baden, Switzerland), ABB Financial Services Ltd. (Zurich, Switzerland), Rabbit-Air Ltd. (Zurich, Switzerland), ABB Gadelius Holding AB (Stockholm, Sweden), ABB Transportation Participations B.V. (Amsterdam, The Netherlands), ABB Corporate Management Services AG, (Zurich, Switzerland) and Asea Brown Boveri S.A. (Paries La Defense, France).

                             ITEM THREE - VACANCY 2

The two nominees for the second vacancy on the Supervisory Board, as nominated by the Supervisory Board, are as follows and are listed in the order of preference indicated by the Supervisory Board in its resolution approving the nominations:

First Preference: Dr. Alfred Storck (age 49) (c/o ABB Asea Brown Boveri Ltd., P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland, Telephone:
41-1-317-7111); Senior Vice President (Taxes) of the Parent from 1988 to present; Mr. Storck serves on the boards of ABB Handels-und Verwaltungs AG (Zurich, Switzerland), Asea Brown Boveri Europe Ltd. (Brussels, Belgium), Asea Brown Boveri AG (Baden, Switzerland), ABB Transportation Participations B.V. (Amsterdam, The Netherlands), ABB Beteiligungs-und Verwaltungesellschaft GmbH (Mannheim, Germany), ABB Beteiligungen GmbH (Mannheim, Germany), ABB Asia Pacific Investment Ltd. (Zurich, Switzerland), Florian Holding (Zurich, Switzerland), ABB Service Worldwide (Zaventem, Belgium), ABB Holdings Company Ltd. (St. Helier, Jersey, Great Britain), ABB Credit Holding B.V. (Amsterdam, The Netherlands), ABB International Holdings Ltd. (Port Louis, Mauritius), ABB Transinvest Ltd. (St. Helier, Jersey, Great Britain), ABB East Ventures Oy (Helsinki, Finland) and ABB Holdings Ireland Ltd. (Dublin, Ireland).

Second Preference: Michael Hirth (age 50) (c/o ABB Asea Brown Boveri Ltd., P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland, Telephone:
41-1-317-7111); Business Area Manager, Automation Segment of the Parent from September 1, 1998 to present; Business Area Manager, Power Plant Control, Power Generation Segment of the Parent from 1995 to 1998; Vice President (Product Line Manager Turbogenerators) for ABB Power Generation, Ltd., Switzerland from 1993 to 1995. Mr. Hirth serves on the boards of ABB Centrum Ltd. (Wroclaw, Poland) and ABB Power Plant Control s.r.o. (Brno, Czech Republic).

                             ITEM THREE - VACANCY 3

The two nominees for the third vacancy on the Supervisory Board, as nominated by the Supervisory Board, are as follows and are listed in the order of preference indicated by the Supervisory Board in its resolution approving the nominations:

First Preference: Brian Norman van Reijn (age 51) (c/o ABB Transportation Participations B.V., Burgemeester Haspelslaan 45, 5HG, NL-1181 NB Amstelveen, The Netherlands, Telephone: 31-20-543-4444); Managing Director of ABB Tansportation Participations B.V. from August 1997 to present; Managing Director of ABB Financial Services B.V. from March 1992 to July 1997. Mr. van Reijn serves on the boards of ABB Financial Services B.V. (Amsterdam, The Netherlands), ABB Capital B.V. (Amsterdam, The Netherlands) and ABB Transportation Participations B.V. (Amsterdam, The Netherlands).

Second Preference: Richard L. McAllister (age 57) (c/o ABB Asea Brown Boveri Ltd., P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland,
Telephone: 41-1-317-7111); Business Area Manager, Instrumentation and Control Products, Automation Segment of the Parent from September 1, 1998 to present; Senior Vice President, Automation Products Division, ABB Industrial Systems, Inc., USA from 1997 to 1998; Vice President of Foxboro, USA from 1992 to 1997. Mr. McAllister serves on the boards of the Fieldbus Foundation and Simcon.

                             ITEM THREE - VACANCY 4

The two nominees for the fourth vacancy on the Supervisory Board, as nominated by the Supervisory Board, are as follows and are listed in the order of preference indicated by the Supervisory Board in its resolution approving the nominations:

First Preference: Juho Lipsanen (age 37) (c/o ABB Asea Brown Boveri Ltd., P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland, Telephone:
41-1-317-7111); Segment Controller, Automation Segment of the Parent from September 1, 1998 to present; Business Area Controller, Automation and Drives, Industrial and Building Systems Segment of the Parent from 1994 to 1998; Vice President, Finance and Business Control of ABB Stromberg Drives Oy, Finland from 1991 to 1994.

Second Preference: Chester Mroz (age 54) (c/o ABB Asea Brown Boveri Ltd., P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland, Telephone:
41-1-317-7111); Business Area Manager, Petroleum, Chemical and Consumer Industries, Automation Segment of the Parent from September 1, 1998 to present; Business Unit Manager in Business Area Automation and Drives, Industrial and Building Systems Segment of the Parent from 1994 to 1998; Director, International Operations, Texas Instruments, Inc. USA from 1991 to 1994.

A majority of the votes cast is required for the election of a nominee as a member of the Supervisory Board.

The Management Board agrees with the order of preference expressed above by the Supervisory Board with regard to the nominees to be elected to fill all vacancies in the Supervisory Board, and therefore recommends a vote for first preference nominees, Messrs. Nils Leffler, Alfred Storck, Brian Norman van Reijn and Juho Lipsanen, subject to and, if it has not yet occurred, effective immediately upon, the acceptance for payment by ABB of the Company Shares and/or Preferred Securities pursuant to ABB's tender offer of October 20, 1998.

The Supervisory Board is of the opinion that the above persons are suited to fill their tasks as Supervisory Board Directors of the Company, that they meet the profile that has been drawn up for the Supervisory Board and that they will provide an important contribution to the tasks of the Supervisory Board.

Please sign, date and return the accompanying notification form or proxy, as applicable, in the enclosed envelope at your earliest convenience.



                                       The Management Board

                                       Vincenzo Cannatelli
                                       Managing Director and
                                       Chief Executive Officer

                                       December 24, 1998

NOTIFICATION FORM

         TO:      The Bank of New York
                  101 Barclay Street
                  New York, New York 10286
                  U.S.A.
                  Attn.: Mr. Jeffrey D. Grosse


                      ELSAG BAILEY PROCESS AUTOMATION N.V.
                  Extraordinary General Meeting of Shareholders
                                January 11, 1999

The undersigned, holder of ______ registered shares Type I and/or _______ registered shares Type II (with share certificate numbers _________ through __________) of Elsag Bailey Process Automation N.V. (the "Company"), hereby notifies the Company that he/she/it wishes to attend the Extraordinary General Meeting of Shareholders of the Company (the "General Meeting") and to exercise his/her/its shareholder rights at the General Meeting to be held at Schiphol Boulevard 157, 1118 BG Luchthaven Schiphol, The Netherlands, on January 11, 1999 at 11:00 a.m. (local time), or any adjournment or adjournments thereof, and requests the Company to send him/her/it a ticket of admission.

The undersigned registered shareholder realizes that he/she/it can only exercise his/her/its shareholder rights for the shares registered in his/her/its name both on January 4, 1999 and on the day of the General Meeting.

In witness whereof the  undersigned  has duly executed this  notification/caused
this   notification   to  be  duly  executed  by  its  authorized   officers  at
______________ this ______ day of _______________, 1998.

                                        ----------------------------------------
                                           (Signature of registered Shareholder)

                                        ----------------------------------------
                                           (Signature of registered Shareholder)

                                        ----------------------------------------
                                  (Print full name of registered Shareholder(s))

If the shares are held jointly, each registered holder must sign. Notification must be received no later than 5 p.m. (New York time) on January 4, 1999 at the office of The Bank of New York specified above.

                                  ELSAG BAILEY
                             PROCESS AUTOMATION N.V.

                                    NOTICE OF
                                  EXTRAORDINARY
                                 GENERAL MEETING
                                       OF
                                  SHAREHOLDERS
                                    AND PROXY
                                    STATEMENT

                                December 24, 1998

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